

10031316

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Choice Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 US Highway 1 Suite 315
(No. and Street)

Palm Beach Gardens	Florida	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph A. Principe (561) 882-3388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110,	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph A. Principe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Choice Equities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHELLE WILKINS
MY COMMISSION # DD952045
EXPIRES January 13, 2014
(407) 398-0153
FloridaNotaryService.com

Notary Public 6/2/10

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Member of
America's Choice Equities LLC

We have audited the accompanying statements of financial condition of America's Choice Equities LLC as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of America's Choice Equities LLC as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 12, 2010

Member: New York State Society of Certified Public Accountants / American Institute of Certified Public Accountants
Licensed in New York, Florida and Connecticut

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 194,048	$ 277,146
Short-term investments (Note 5)	34,555	-
Deposit-clearing organizations (Note 2)	25,019	51,166
Accounts receivable (Note 3)	118,366	234,227
Loan receivable (Note 4)	-	86,800
Settlement costs receivable (Note 10)	227,936	-
Prepaid expenses & other current assets	4,500	15,885
Total current assets	604,424	665,224
Property and equipment, net (Note 6)	19,904	13,008
Other assets:		
Security deposit	-	325
Total assets	$ 624,328	$ 678,557
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 48,001	$ 100,944
Clearing costs payable	-	26,000
Payroll taxes payable	4,729	9,453
Commissions payable	63,595	131,206
Total current liabilities	116,325	267,603
Member's equity	508,003	410,954
Total liabilities and member's equity	$ 624,328	$ 678,557

See accompanying independent auditor's report
and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

America's Choice Equities LLC ("the Company") is a Limited Liability Company organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority (FINRA).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Fair value of financial instruments

The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 5).

1. Summary of significant accounting policies (continued)

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Property and equipment

Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of furniture and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal tax purposes. An S Corporation is in effect a conduit for its consenting shareholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the shareholder level.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

2. Deposit-clearing organizations

The Company has a clearing agreement with a clearing agent, Legent Bank. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest monthly on the cash deposited in the deposit account at current money fund rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company less any amount the clearing agent deems appropriate until a final resolution of any open items, claims or proceedings regarding any account.

3. **Accounts receivable**
Accounts receivable of $118,366 and $234,227 for 2009 and 2008, respectively, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. **Loan Receivable**
The Company loaned $100,000 to an individual during the year 2008. The loan bears interest at 7% and is payable on demand. The balance of this loan was satisfied in 2009.

5. **Fair value measurements**
The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables present assets that are measured at fair value on a recurring basis at December 31, 2009:

	Fair value measurements at reporting date Using			
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$ 34,555	$ 34,555	$ --	$ --

See accompanying independent auditors' report
and notes to financial statements.

6. Property and equipment

Property and equipment at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Furniture	$ 19,286	$ 14,935
Equipment	17,586	17,586
Leasehold improvements	12,101	--
	48,973	32,521
Less accumulated depreciation	(29,069)	(19,513)
Net property and equipment	$ 19,904	$ 13,008

Depreciation expense for the year ended December 31, 2009 and 2008 amounted to $9,556 and $6,504, respectively.

7. Net capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2009 and 2008, the Company had net capital of $254,972 and $294,936, respectively, which was $247,217 and $277,096 in excess of its required net capital of $7,755 and $17,840, respectively. The ratio of aggregate indebtedness to net capital was .45623 to 1 and .90733 to 1 as of December 31, 2009 and 2008, respectively.

8. Related party transactions

The Company rents office space from a related party on a lease that expires February 1, 2011. Rent expense for the year ended December 31, 2009 and 2008 was $81,325 and $67,200, respectively.

Minimum annual rentals under the lease at December 31, 2009 are as follows:

Year-ending December 31:	
2010	$ 78,000
2011	6,500
	$ 84,500

RECEIVED
2010 JUN -4 PM 12:20
SEC / TM

AMERICA'S CHOICE EQUITIES LLC

Report on Statements of Financial Condition

For the Years Ended December 31, 2009 and 2008

Caminiti & Cogliati, CPAs, LLP

AMERICA'S CHOICE EQUITIES LLC

CONTENTS